                        Writer’s Direct Dial: (212) 225-2864

                                E-Mail: jkarpf@cgsh.com

October 24, 2007

Ms. Jennifer Hardy, Esq.

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

Re:	Lumber Liquidators, Inc.
Amendment No. 6 to Registration Statement on Form S-1 (File No. 333-142309)
(the “Registration Statement”)

Dear Ms. Hardy:

On behalf of our client, Lumber Liquidators, Inc. (the “Company”), we hereby transmit for electronic filing, pursuant to Rule 101(a) of Regulation S-T of the Securities Act of 1933, as amended, Amendment No. 6 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Amendment No. 6 has been revised to reflect various changes, such as the inclusion of financial data for the third quarter and updates to the previously filed pro forma financial statements and certain operational data. In addition, set forth below is the Company’s response to the comments contained in your letter dated October 23, 2007. The Staff’s comments, reproduced in bold text, are followed by responses on behalf of the Company.

Unless otherwise noted in this letter, the Company has supplied the information provided in response to each comment and is solely responsible for that information.

Jennifer Hardy

Securities and Exchange Commission

General

1.	We note that you intend to update the registration statement to include the financial results and related disclosures for the period ended September 30, 2007. Please note that we will need sufficient time to review this information and may have comments on it before the filing is declared effective.

The Company acknowledges the Staff’s comment, and respectfully requests that the Staff expedite its review of the Registration Statement to the extent possible in order to meet the Company’s timing as previously discussed on calls with the Staff.

Prospectus Summary, page 1

2.	In your response to comment 3 in our letter dated June 13, 2007, you supplementally advised us that you believe that Lumber Liquidators will not be a “controlled company” under the New York Stock Exchange rules subsequent to the initial public offering. However, it appears from the principal and selling stockholders table on page 99 that the executive officers and directors will beneficially own 54% of the company’s outstanding shares after the offering and, therefore, will be a “controlled” company as defined under the New York Stock Exchange rules. As previously requested, please disclose what that means with respect to your compliance with the corporate governance rules relating to independent directors and board committees.

The Company has revised the disclosure in the Prospectus Summary under the heading “Our Corporate History and Principal Office” to state that, although the Company may be a “controlled company” under the rules of New York Stock Exchange (because its directors and officers may collectively beneficially own a majority of its common stock following this offering, depending on whether and to what extent the underwriters exercise their option to purchase additional shares and whether and the extent to which those directors and officers exercise outstanding stock options they hold), it will not make use of the exemptions available to controlled companies under those rules, and that, after the offering closes, a majority of the Company’s directors will be independent, and its compensation and nominating and corporate governance committees will be comprised solely of independent directors.

Unaudited Pro Forma Statement of Income, page 28

3.	Please revise to:

•	separately display each adjustment you have described [in] Note 1;

•	include a cross reference to each adjusted to the related description in Note 1.

The Company has revised the unaudited pro forma statement of income in response to the Staff’s comment.

Jennifer Hardy

Securities and Exchange Commission

Note (1) to Unaudited Pro Forma Statement of Income, page 29

4.	Please revise Note 1(d) and 1(e) to disclose the amount of the related stock compensation. In addition, please clarify why all of the related expense is classified within selling, general and administrative expenses.

The Company has revised the notes to the unaudited pro forma statement of income in response to the Staff’s comment.

Critical Accounting Policies and Procedures

Equity Compensation, page 50

5.	We note that you now refer to independent and/or third party specialists. Either identify each expert or delete your references to them. We remind you that if you identify and refer to an expert, you must file their consent as an exhibit. Refer to Section 436(b) of Regulation C.

The Company has deleted the reference to independent third-party specialists.

Principal and Selling Stockholders, page 98

6.	It appears that shares issuable upon exercise of options within 60 days are not reflected in the first column of the table for executive officers and directors. Please revise.

The Company has revised the table in response to the Staff’s comment.

*    *    *    *    *

Please direct any comments or questions regarding this filing to Jeffrey D. Karpf at (212) 225-2864 or James D. Small at (212) 225-2015.

Very truly yours,

/s/ JEFFREY D. KARPF
Jeffrey D. Karpf

Enclosure

cc:	Brigitte Lippman
Patricia Armelin
John Cash
Securities and Exchange Commission

Jeffrey W. Griffiths
Daniel E. Terrell

E. Livingston B. Haskell Lumber Liquidators, Inc.

Robert E. Buckholz, Jr. Sullivan & Cromwell LLP